UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 4)

BREEZE-EASTERN CORPORATION

______________________________________________________________________________

(Name of Issuer)

Common Stock, par value $0.01 per share

______________________________________________________________________________

(Title of Class of Securities)

106764103

______________________________________________________________________________

(CUSIP Number)

Eric M. Ruttenberg

Tinicum Capital Partners II, L.P.

Tinicum Capital Partners II Parallel Fund, L.P.

c/o Tinicum Lantern II L.L.C.

800 Third Avenue

40th Floor

New York, NY 10022

212-446-9300 (phone)

__________________________________________________________________________

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 31, 2007

_______________

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 106764103

1		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tinicum Capital Partners II, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds (See Instructions) WC (see Item 3)
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Persons With	7	Sole Voting Power Shares 0
	8	Shared Voting Power 2,458,184 (see Item 5)*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,458,184 (see Item 5)*
11		Aggregate Amount Beneficially Owned by Each Reporting Person 2,458,184 (See Item 5)*
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 26.5% (see Item 5)
14		Type of Reporting Person. PN

*

Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934 (the "Act"), the Reporting Person disclaims beneficial ownership of such Shares, and this Statement on Schedule 13D (this "Statement") shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement.

CUSIP No. 106764103

1		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tinicum Capital Partners II Parallel Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds (See Instructions) WC (see Item 3)
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Persons With	7	Sole Voting Power Shares 0
	8	Shared Voting Power 12,883 (see Item 5)*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 12,883 (see Item 5)*
11		Aggregate Amount Beneficially Owned by Each Reporting Person 12,883 (see Item 5)*
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) Less than 1.0% (see Item 5)
14		Type of Reporting Person. PN

*

Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934 (the "Act"), the Reporting Person disclaims beneficial ownership of such Shares, and this Statement on Schedule 13D (this "Statement") shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement.

SCHEDULE 13D

This Amendment No. 4 (this “Amendment”) amends the Statement of Beneficial Ownership on Schedule 13D originally filed with the Securities and Exchange Commission on February 17, 2006, as previously amended on April 30, 2007, June 7, 2007 and June 14, 2007 (as amended, the “Schedule 13D”) by Tinicum Capital Partners II, L.P., a Delaware limited partnership ("TCP"), and Tinicum Capital Partners II Parallel Fund, L.P., a Delaware limited partnership ("TCPP" and together with TCP, the "Reporting Persons") with respect to the Common Stock, par value $0.01 per share (the "Common Stock") of Breeze-Eastern Corporation, formerly TransTechnology Corporation, a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 700 Liberty Avenue, Union, New Jersey 07083. Unless specifically amended hereby, the disclosures set forth in the Schedule 13D shall remain unchanged. Capitalized terms used herein but not otherwise defined herein shall have the meanings set forth in the Schedule 13D.

Item 4. Purpose of Transaction

On July 31, 2007, the Reporting Persons entered into a settlement agreement (the "Agreement"), by and among Breeze-Eastern Corporation (the "Company"), the Reporting Persons and Wynnefield Partners Small Cap Value, L.P., Wynnefield Partners Small Cap Value, L.P. I, Wynnefield Small Cap Value Offshore Fund, Ltd., Wynnefield Capital Management, LLC, Stockholder Capital, Inc., Channel Partnership II, L.P., Nelson Obus, Joshua H. Landes, Goldsmith & Harris Incorporated, Goldsmith & Harris Asset Management, LLC, Goldsmith & Harris Capital Appreciation, Philip W. Goldsmith, Jay R. Harris and Armand B. Erpf (collectively, the "Stockholder Group").

Pursuant to the Agreement, the Company has agreed to nominate William H. Alderman, Charles W. Grigg, Jay R. Harris, William J. Recker, Russell M. Sarachek, William M. Shockley, Frederick Wasserman and Robert L. G. White, for election to the board of directors of the Company at the Company's 2007 Annual Meeting of Stockholders (including any adjournment or postponement thereof, the "Annual Meeting") (collectively, the “Nominees”). The Reporting Persons and the Stockholder Group have agreed to vote in favor of the election of the Nominees, and the Stockholder Group has agreed to withdraw its nominees to the Company's board of directors and terminate its proxy solicitation with respect to the election of directors at the Annual Meeting.

If the Nominees are elected to the Board, they have agreed to support the appointment of each Nominee to the offices and positions set forth next to each Nominee's name on Exhibit D to the Agreement, including the appointment of Mr. Charles W. Grigg as Chairman of the Board.

The Stockholder Group and the Reporting Persons have agreed not to submit any stockholder proposal or director nominations at the Annual Meeting or at any other meetings of stockholders held during the period beginning with the execution of the Agreement and ending on the earliest to occur of (a) the date of the Company's 2008 Annual Meeting of Stockholders and (b) a material breach by the Company, the Stockholder Group or the Reporting Persons of their respective obligations under the Agreement.

The Company has agreed to reimburse the Stockholder Group for their documented out-of-pocket fees and expenses in connection with the negotiation of the Agreement, the preparation and filing of their amendment to their Schedule 13D, and the preparation and filling of their preliminary proxy statement, up to an aggregate amount of $125,000. The Company has agreed to reimburse the Reporting Persons for their documented out-of-pocket fees and expenses in connection with the review of the Stockholder Group's preliminary proxy statement, the negotiation of the Agreement and the preparation and filing of an amendment to their Schedule 13D, up to an aggregate amount of $25,000.

The summary of the terms of the Agreement as set forth herein is qualified in its entirety by reference to the Agreement, a copy of which is attached hereto as Exhibit 1.

Item 5. Interest in Securities of the Issuer

TCP has direct beneficial ownership of 2,458,184 shares of Common Stock, which represents approximately 26.5% of the outstanding shares of Common Stock.

TCPP has direct beneficial ownership of 12,883 shares of Common Stock, which represents less than 1% of the outstanding shares of Common Stock.

Because the Reporting Persons may be deemed to be under common control, each such Reporting Person may be deemed to beneficially own shares of Common Stock beneficially owned by the other, although each such Reporting Person disclaims such beneficial ownership. If the Reporting Persons are deemed to beneficially own shares of Common Stock beneficially owned by the other, the Reporting Persons' aggregate beneficial ownership of Common Stock would be 2,471,067 shares of Common Stock, which represents approximately 26.6% of the outstanding shares of Common Stock.

The percentages reported pursuant to this Item 5 are calculated based upon the 9,290,421 shares of issued and outstanding shares of Common Stock, as reported as of June 1, 2007 in the Company's Annual Report on Form 10-K/A-1 for the fiscal year ended March 31, 2007.

Other than as provided in this Item 5, neither of the Reporting Persons, owns or has any rights to acquire, directly or indirectly, any Common Stock.

Mr. Charles W. Grigg and Mr. William B. Shockley are both members of Tinicum Lantern, L.L.C., the general partner of each of the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth under Item 4 hereof is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 1:            Settlement Agreement, dated as of July 31, 2007, by and among Breeze-Eastern Corporation, Tinicum Capital Partners II, L.P., Tinicum Capital Partners II Parallel Fund, L.P.,

and Wynnefield Partners Small Cap Value, L.P., Wynnefield Partners Small Cap Value, L.P. I, Wynnefield Small Cap Value Offshore Fund, Ltd., Wynnefield Capital Management, LLC, Stockholder Capital, Inc., Channel Partnership II, L.P., Nelson Obus, Joshua H. Landes, Goldsmith & Harris Incorporated, Goldsmith & Harris Asset Management, LLC, Goldsmith & Harris Capital Appreciation, Philip W. Goldsmith, Jay R. Harris and Armand B. Erpf

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 1, 2007

TINICUM CAPITAL PARTNERS II, L.P.

By: TINICUM LANTERN, L.L.C.

Its:	General Partner

By: /c/ Eric Ruttenberg
Name:	Eric Ruttenberg
Title:	Co-Managing Member

TINICUM CAPITAL PARTNERS II PARALLEL FUND, L.P.

By: TINICUM LANTERN, L.L.C.

Its: General Partner

By: /c/ Eric Ruttenberg
Name:	Eric Ruttenberg
Title:	Co-Managing Member